May 13, 2011
Mr. Hugh West
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Merrill Lynch & Co., Inc. (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 1, 2011 File No.: 001-07182
Dear Mr. West:
We have received and reviewed your letter dated April 13, 2011. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the comments and questions raised by the Staff. We would be pleased to continue to work with the Staff in resolving any matter requiring further attention.
Risk Factors
Preamble, page 7
1.	Revise, in future filings, to indicate that the discussion is of “all significant risks” and delete the word, in the third line on page 7, “some.” See Item 503c of Regulation S-K.

Response:	When including Risk Factor disclosure in future filings, the Company will clarify that in accordance with Item 503(c) of Regulation S-K the Risk Factor disclosure sets forth a discussion of the “most significant factors” that could affect its businesses, operations and financial condition. Accordingly, the Company will delete the word “some” as requested.
Mortgage and Housing Market-Related Risk, page 9
2.	Revise, in future filings, to disclose the aggregate unpaid balance, $71 billion, as well as the prior year end balance, of assets sold subject to warranties and representations and also disclose the amount of reserves for both years as well as the range of possible additional losses. In addition, disclose the charges to income for both years.

Response:	In the Risk Factor disclosure regarding mortgage and housing market-related risks in future filings, the Company will include a cross reference to the each of the following, if material, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and/or a note to the consolidated financial statements, as applicable, for the period then ended and for the prior year period: (a) the outstanding principal balance of residential mortgage loans originated from 2004 to 2008 which through securitizations or whole loans sales were subject to representations and warranties, and (b) the corresponding charges to income, if any. The Company will also provide a cross reference to the range of possible losses for representations and warranties related to the non-government-sponsored enterprises sales.
3.	Revise, in future filings, to disclose the amount of your litigation reserves and the range of possible losses in excess of such reserves for the current year as well as the prior year. In addition, disclose the charges to income for both years. Make conforming changes to your management’s discussion and analysis.

Response:	In the Risk Factor disclosure regarding its potential legal liability and regulatory risk in future filings, the Company will include within such Risk Factor disclosure a cross reference to the each of the following, if material, in the specific note to the consolidated financial statements where such information is located: (a) the amount of litigation-related expenses incurred, excluding fees paid to external legal service providers, for the period then ended and for the comparable prior year period, and (b) for those matters where an estimate is possible, the current period estimated aggregate range of possible loss for litigation and regulatory matters, in excess of the accrued liability, if any. In future filings, the Company will also include a similar cross reference in the MD&A to the specific note to the consolidated financial statements where such information is located. The purpose of the estimated aggregate range of possible loss for litigation and regulatory matters is to provide the Company’s current estimate of additional charges that may possibly be recorded in future periods. We believe the disclosure of the prior year’s estimate, therefore, would not be meaningful.

With respect to accruals for ligation and regulatory matters, the Company does not believe that disclosure of its current accruals is necessary or appropriate Risk Factor or MD&A disclosure. The Company recognizes its obligation to disclose current accruals for litigation and regulatory matters in the financial statements to the extent necessary to prevent the financial statements from being misleading. The Company currently believes that it is not necessary to disclose its accrued liability for litigation and regulatory matters so as to prevent its financial statements from being misleading. The Company will continue to evaluate this conclusion in future filings.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2010 Compared With Year Ended December 31, 2009, page 32
4.	We understand you have filed your 10-K with a reduced disclosure format as permitted by Instruction I(2) of the General Instructions. In an effort to provide greater transparency and clarity to your comparison of results of operations, please ensure in future filings to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts. Note, explanations of material changes should include, but not be limited to, changes in the various elements which determine revenue and expense levels such as unit sales volume, prices charged and paid. For example (but not limited to):
•	In regards to increases and decreases in your commissions revenues (as discussed on page 33), it might be helpful to quantify the volume of equity securities, commodities, and options transactions for the respective reporting periods.

•	In regards to your managed account and other fee-based revenue (as discussed on page 33), we note increases were primarily driven by a higher level of fee-based assets resulting from increased client flows and market appreciation. It might be helpful to quantify increases in the number of new and existing accounts, average account balances, or the impact of increases or decreases in fee charged.

Response:	The Company included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 enhanced quantitative information in its discussion of Commission revenues as well as, where appropriate, additional quantitative information regarding causal factors that it cites that materially affected certain revenue and expense items included within its results of operations. In future filings, the Company will continue to provide this quantitative information, where appropriate, for causal factors that it cites. The Company will also provide other enhanced quantitative information in future filings to the extent it determines such additional information explains changes in certain aspects of the Company’s results of operations or is otherwise meaningful to investors. The Company is unable to separately quantify the effect that each individual factor had on its Principal transactions revenues. The amount of Principal transactions revenues generated in any particular period is affected by numerous complex and broad factors and the interaction of a wide variety of these factors, including but not limited to the level and volatility of asset prices and interest rates, trading volumes, credit spreads, overall global market and economic conditions, and investor sentiment and preferences. Accordingly, the Company is generally unable to isolate and separately quantify the impact of each individual factor on its Principal transaction revenues, but the Company will continue to provide qualitative information regarding the factors that impact such revenues, where appropriate.
5.	We note the various components that comprise your principal transactions revenue; however, it is not clear how much of this revenue was generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to:
•	Separately disclose your revenues earned from proprietary trading activities and provide us with this information for the periods presented;

•	Clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future; and

•	Make conforming changes to the risk factor on page 13 that discusses the risks associated with the implementation of limitations on proprietary trading.

Response:	In the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, the Company discussed what it considers to represent its proprietary trading activities and disclosed the revenues generated by these activities for the quarters ended March 31, 2011 and 2010. The Company will continue to provide this disclosure in future filings and will update its disclosures about the expected impact of the Volcker Rule as relevant regulations are finalized and implemented to the extent that such activities are material to the Company’s results of operations or financial condition. In addition, to the extent the Company believes that the information is required under Item 503(c) of Regulation S-K, in future filings, the Company will also include in its Risk Factor disclosure additional qualitative and quantitative disclosures about its proprietary trading activities, as appropriate.

The disclosure that the Company has included within the Results of Operations section of its MD&A included in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 is as follows:
“Included in principal transactions revenues are net revenues associated with activities we have identified as “proprietary trading,” which is conducted separately from our customer trading activities. Our proprietary trading operations have engaged in trading activities in a variety of products, including stocks, bonds, currencies and commodities. In anticipation of the Volcker Rule’s prohibitions against proprietary trading becoming effective, we have begun winding down our proprietary trading operations, with completion expected later this year. The revenues from these operations for the quarters ended March 31, 2011 and March 31, 2010 were $208 million and $456 million, respectively, of which $192 million and $414 million were included within principal transactions revenues. The remainder of the revenues for these operations were primarily recorded within net interest revenues.”
The disclosure that the Company has included within the Executive Summary section of its MD&A under “Financial Reform Act – Limitations on Certain Activities” included in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 is as follows:
“We anticipate that the final regulations associated with the Financial Reform Act will include limitations on proprietary trading, as will be defined by various regulators (the “Volcker Rule”). The Volcker Rule will include clarifications to the definition of “proprietary trading,” and distinctions between permitted and prohibited activities have not yet been finalized. The final regulations are required to be in place by October 21, 2011, and the Volcker Rule becomes effective twelve months after such rules are final or on July 21, 2012, whichever is earlier. The Volcker Rule then gives certain financial institutions two years from the effective date, with opportunities for additional extensions, to bring activities and investments into conformance. In anticipation of the adoption of the final regulations, we have begun winding down our proprietary trading operations, with completion expected later this year. The ultimate impact of the Volcker Rule’s prohibition on proprietary trading continues to remain uncertain, including any additional significant operational and compliance costs we may incur. We continue to work with regulators to develop appropriate procedures and metrics that may be used to distinguish proprietary trading from permissible activities. For additional information about our proprietary trading business, see “Results of Operations.”
Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 2 – Transactions with Bank of America
Other Related Party Transactions, page 75
6.	We note that you recognized a gain of approximately $280 million from the sale of approximately $11 billion of available-for-sale securities and a gain of approximately $600 million from the sale of Bloomberg Inc. notes receivable to Bank of America. Please address the following:
•	Tell us how you determined that it was appropriate to recognize a gain on these transactions given that they represent transfers of assets between related parties under common control (refer to ASC 805-50-30 and ASC 850-10);

•	Explain the business purpose for the aforementioned transactions; and

•	Cite the specific authoritative guidance you used to support your accounting treatment.

Response:	The transactions in question related to sales of financial assets between affiliated companies. In both the Bloomberg notes sale and the sale of the available-for-sale (“AFS”) portfolio of U.S. Agency CMOs, the Company transferred the assets at fair value to a regulated banking entity, Bank of America, N.A. (“BANA”), that is required by Regulation W to enter into all transactions with non-bank affiliates at arm’s-length terms. All gains and basis adjustments, however, were eliminated in the consolidated financial statements of Bank of America Corporation (“Bank of America”), which is the ultimate parent of the Company. We concluded that the guidance in ASC 860-10-55-78 is relevant to these transactions. This guidance applies to transfers of financial instruments and states that:

“A transfer from one subsidiary...to another subsidiary...of a common parent would be accounted for as a sale in the transferor subsidiary’s financial statements if both of the following requirements are met:
a.	All of the conditions in paragraph ASC 860-10-40-5 [SFAS No. 166 paragraph 9] (including the condition on isolation of the transferred assets) are met.

b.	The transferee’s assets and liabilities are not consolidated into the separate entity financial statements of the transferor.[1]”

[1]	BANA, the transferee, is not consolidated into the Company’s separate entity financial statements.

The Company (as the transferring subsidiary) does not have any continuing involvement with or interest in the transferred assets and received cash in full as consideration for the transfers. Therefore we have concluded that the criteria in ASC 860-10-40-5 were met. Because the transactions each involved a sale of financial assets, we concluded that it was appropriate to apply the guidance in ASC 860-20-40-1B, which requires the recognition of a gain on sale when assets are derecognized.

Based on the guidance provided in ASC 805-50-15-6, we do not believe the guidance in ASC 805-50-30 applies to these transactions. ASC 805-50-30 instead applies to business combinations type activities for companies under common control including, for example: creation of subsidiaries and transfer of assets to the newly created subsidiary, transfers of assets from a subsidiary in order to liquidate that subsidiary, transfers of ownership interests in subsidiaries, etc. Accordingly, we do not believe that ASC 805-50-30 applies to the transactions because they represented transfers of third party financial instruments between operating company affiliates.

The business purpose for the transactions can be summarized as follows:

AFS portfolio sale

The Company sold the AFS portfolio of liquid U.S. Agency CMOs for fair value to BANA as part of the Company’s integration with Bank of America. This portfolio was combined with a similar, existing BANA AFS portfolio so that the portfolios could be managed on the same automated trading platform thus eliminating an otherwise manual process. At the time of the transfer, the assets were accounted for as AFS securities by the Company. The gain recognized by the Company related to changes in fair value from the date of the Company’s acquisition by Bank of America to the transfer date, which had previously been reflected by the Company in Other comprehensive income.

Bloomberg notes sale

The Company sold the Bloomberg notes to BANA primarily to better align the ongoing business and management of the assets with Bank of America’s risk-management processes and controls. In addition, BANA had a pre-existing loan to Bloomberg and management believed that the notes could be more efficiently managed within BANA. The sale, including the fair value calculation, was approved by both the Federal Reserve Board and the Federal Deposit Insurance Corporation. At the time of transfer, the Bloomberg notes were carried by the Company at an amortized cost value of $3,942 million included within Loans, notes and mortgages on the Company’s consolidated balance sheet. The principal outstanding and fair value at the time of transfer were $4,314 million and $4,554 million, respectively.
Note 3 – Segment and Geographic Information, page 75
7.	We note that prior to the acquisition by Bank of America in 2009, you reported two operating segments (“Global Markets and Investment Banking” and “Global Wealth Management”). We also note, subsequent to the acquisition, that you reevaluated your segment reporting and determined that you no longer have any identifiable operating segments. Please address the following:
•	Explain the factors you considered in your reevaluation and specifically address why the acquisition by Bank of America would impact the segment determination at the Merrill Lynch level;

•	Identify the chief operating decision maker (CODM) prior to and subsequent to the acquisition and identify what resources (or measures) the CODM relies upon to make decisions about allocating resources and assessing performance; and

•	Explain into which Bank of America operating segments your business operations are categorized.

Response:	The Company has evaluated the factors in ASC 280, Segment Reporting to identify its reportable operating segments both prior and subsequent to its acquisition by Bank of America. Generally, financial information is required to be reported externally on the same basis that the information is utilized by management internally to evaluate segment performance and allocate resources.

ASC 280 defines an operating segment as a component of a public entity for which all of the following criteria are met:
a)	It engages in business activities from which revenues are earned and expenses incurred (including revenues and expenses relating to transactions with other components of the same public entity)

b)	Its operating results are regularly reviewed by the chief operating decision maker (“CODM”) in determining how to allocate resources to the segment and assess performance

c)	Discrete financial information is available
Prior to the acquisition by Bank of America, the Company identified and reported two operating segments: Global Markets and Investment Banking and Global Wealth Management. For both of these segments, discrete financial information, such as individual operating budgets, financial results, and key performance metrics, was periodically reviewed by the identified CODM (the former chief executive officer (“CEO”) of the Company) for purposes of evaluating performance and allocating resources to these segments.

Upon Bank of America’s acquisition of the Company, changes in the overall organizational structure warranted a re-evaluation of the Company’s reportable operating segments. As the Company continues to file financial statements on a standalone basis with the SEC in connection with its periodic reports, discrete financial information is available for the Company’s business operations (e.g., trading activities, distributing investment products and services) from which it earns revenues and incurs expenses. Therefore, criteria a) and c) of ASC 280 are met and whether the Company contains any reportable operating segments is dependent upon criterion b).

Accordingly, the determination of whether there are reportable operating segments is largely dependent upon the decision making/resource allocation process involving the CODM.

The Company’s activities are primarily included within two reportable operating segments of Bank of America: Global Banking and Markets and Global Wealth and Investment Management, and certain other activities of the Company are reported outside of the segments in All Other. The Company’s activities represent a portion, but not all, of Bank of America’s reported activity in these segments. Brian Moynihan, Bank of America’s CEO, is the CODM of Bank of America. Bank of America’s CODM does not receive information such as individual budgets, operating margins, financial analyses, or performance metrics at the Company level for purposes of evaluating performance or allocating resources. Instead, key decisions are made and resources are allocated based on Bank of America’s internal organizational structure and identified operating segments. Additionally, Bank of America’s and the Company’s Boards of Directors do not receive individual budgets and financial analyses for the Company on a standalone basis; instead, they receive the consolidated financial statements only in connection with the periodic reports that the Company files with the SEC.

Thomas Montag, the Company’s CEO, is the CODM of the Company. Mr. Montag does not receive individual budgets or financial analyses for the Company either as a whole or based on the pre-acquisition separate lines of business for purposes of making decisions or allocating firm resources. Mr. Montag reviews the Company’s financial statements only as a whole and in connection with the periodic reports the Company files with the SEC.

Based on the above analysis and as a result of the Company’s acquisition by Bank of America, we have concluded that requirement b) for identifying a segment in ASC 280, “the operating results are regularly reviewed by the chief operating decision maker in determining how to allocate resources to the segment and assess performance,” has not been met, and therefore, the Company’s results are reported as a single operating segment.
Note 9 – Securitizations and Other Variable Interest Entities (“VIEs”)
Collateralized Debt Obligations (“CDOs”), page 119
8.	We note your disclosure at the bottom of page 120 that you have purchased credit protection from some of the same CDO vehicles in which you invested, thus reducing your maximum exposure to loss. Please address the following:
•	Tell us more about the credit protection purchased from the CDOs directly, including the term and the loss events covered;

•	Quantify the amount of credit protection purchased;

•	Describe how you are accounting for the credit protection; and

•	Tell us whether you consolidate the CDOs from which you purchased credit protection.

Response:	The statement in question relates to synthetic collateralized debt obligation trusts (“synthetic CDOs”). Synthetic CDOs are CDOs that create exposure to assets by writing credit protection in the form of credit default swaps (“CDS”) referencing those specific assets. In certain transactions, the Company purchases that credit protection from the CDOs. The Company may also invest in a senior or subordinated interest issued by the same CDOs.

The referenced assets under the purchased CDS may include RMBS, other CDOs, corporate debt and/or leverage loans. The CDS terms typically align with the terms of the referenced assets. As seller of credit protection, the CDO is required to make payments to the Company upon the occurrence of a predefined credit event. Examples of these events include bankruptcy of the referenced credit, failure to pay according to the terms of the referenced obligation, an acceleration of indebtedness and payment repudiation or moratorium.

When the Company invests in securities issued by the same CDOs from which it has purchased credit protection in the form of CDS, the Company’s exposure to loss on the investments is hedged by the CDS. The extent to which the Company’s exposure is hedged will vary depending on the level of CDS purchased by the Company as compared to the CDS purchased by third parties, the quality of the assets held by the synthetic CDO and whether the CDO is fully or partially synthetic (i.e., in some cases CDOs take asset risk both directly by holding loans or securities and synthetically through sales of CDS).

Substantially all of the purchased CDS were transacted with unconsolidated CDOs. At year-end 2010, the Company did not consolidate these CDOs because it did not have a controlling financial interest in the CDOs. As indicated on page 120 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (“2010 Form 10-K”), the Company does not routinely serve as collateral manager for CDOs, and therefore does not typically have the power to direct the activities that most significantly impact the economic performance of the CDO.

At year-end 2010, the Company was counterparty to purchased CDS with unconsolidated CDOs with an aggregate notional amount of $2.1 billion and a carrying value of $923 million. The carrying amount of the CDS is disclosed as derivative contracts assets in the table on page 120 of the 2010 Form 10-K as the CDS are considered derivatives under ASC 815 Derivatives and Hedging. Accordingly, the CDS are carried at fair value with changes in fair value recorded in earnings. The Company also holds securities issued by these CDOs with an aggregate fair value of $575 million. These securities are disclosed as trading account assets in the table on page 120 of the 2010 Form 10-K. The Company’s maximum loss exposure to these CDOs is $2.6 billion, which includes the combined carrying values of both the CDS derivatives and trading account securities combined with other derivatives transacted with these CDOs.

As noted, the Company included language in the 2010 Form 10-K suggesting that the maximum exposure to loss associated with the investment in CDOs may be reduced by credit protection purchased by the Company from those CDOs. For practical reasons, because of the complexity of the CDOs the Company does not actually consider this potential reduction when calculating the amount reported as the maximum exposure to loss, instead this statement was meant to indicate that the reported maximum amount could in some cases exceed the actual maximum loss because a future loss in the fair value of the trading securities could be offset, at least in part, by a gain in the fair value of the CDS.

Given that we do not actually calculate our maximum exposure to loss in this way, we believe that this language is unnecessary. Therefore, the Company did not include the sentence, “Merrill Lynch has also purchased credit protection from some of the same CDO vehicles in which it invested, thus reducing the maximum exposure to loss” in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011. The Company will continue to exclude the sentence in future filings.
We believe the foregoing is responsive to the comments and questions raised by the Staff. Further, we have reviewed the responses with our independent registered public accounting firm PricewaterhouseCoopers LLP.
The adequacy and accuracy of the disclosure in the filings is the responsibility of the Company. The Company acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Company also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have further questions or require additional clarifying information, please call me at (212) 449-2239 or Lizbeth Applebaum (Head of Merrill Lynch Accounting Policy) at (212) 449-4414.
Sincerely,

/s/ PETER TAUBE Peter Taube
Chief Accounting Officer and Controller
Merrill Lynch & Co., Inc.

cc:	Robert Qutub, Chief Financial Officer – Merrill Lynch & Co., Inc.
Charles H. Noski, Chief Financial Officer – Bank of America Corporation
Neil A. Cotty, Chief Accounting Officer – Bank of America Corporation
John M. James, Corporate Controller – Bank of America Corporation
Edward P. O’Keefe, General Counsel–Bank of America Corporation
Thomas Pirolo, Partner, PricewaterhouseCoopers LLP
Robert Flaum, Partner, PricewaterhouseCoopers LLP